JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

February 21, 2013

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File No. Post-Effective Amendment No. 248 filed on December 14, 2012

Dear Mr. Di Stefano:

This letter is in response to the additional comments we discussed on January 20, 2013 with respect to the JPMorgan Short Duration High Yield Fund (the “Short Duration High Yield Fund” or the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in one or more filings made pursuant to Rule 485(b) of the Securities Act of 1933, as amended, which will become automatically effective on February 27, 2013 pursuant to such Rule.

INVESTMENT STRATEGY COMMENTS

Investment Process

1.	Comment: Please include additional disclosure concerning the circumstances under which the adviser would sell a security.

Response: The following disclosure will be added to the discussion of the Fund’s investment process at the end of the main investment strategy section in the Risk/Return Summary:

Generally, the adviser will sell a security when, based on fundamental credit analysis and the considerations described above, the adviser believes the issuer’s credit quality will deteriorate materially or when the adviser believes that there is better relative value available in the market in securities of comparable quality.

In connection with your review of the Fund’s Post-Effective Amendment No. 248 to the Registration Statement filed by the Trust on December 14, 2012, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the Staff of the Securities and Exchange Commission (“SEC”), if any, or changes to disclosure in response to Staff comments, if any, in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

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